UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

BREEZE-EASTERN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

106764103

(CUSIP Number)

Terence M. O’Toole

Tinicum Capital Partners II, L.P.

Tinicum Capital Partners II Parallel Fund, L.P.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300 (phone)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106764103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tinicum Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,286,153 (see Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,286,153 (see Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,153 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (see Item 5)
14	TYPE OF REPORTING PERSON PN

* Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the Act), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this Statement) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 106764103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tinicum Capital Partners II Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,220 (see Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,220 (see Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,220 (see Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

* Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the Act), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this Statement) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

This Amendment No. 8 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006, as previously amended on April 30, 2007, June 7, 2007, June 14, 2007, August 1, 2007, February 9, 2011, June 15, 2011 and October 6, 2011 (as amended, the "Schedule 13D") by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP, the "Reporting Persons") with respect to the common stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, a Delaware corporation (the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

The information regarding the Offer, the Merger and the Support Agreement set forth in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

TCP has direct beneficial ownership of 3,286,153 shares of Common Stock, which represents approximately 33.1% of the outstanding shares of Common Stock.

TCPP has direct beneficial ownership of 17,220 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership. If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 3,303,373 shares of Common Stock, which represents approximately 33.3% of the outstanding shares of Common Stock.

The calculations set forth in this Item 5 are based on 9,914,242 shares of Common Stock outstanding as of October 26, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 and filed by the Company with the Securities and Exchange Commission on October 28, 2015.

Other than as provided in this Item 5, neither of the Reporting Persons, owns or has any rights to acquire, directly or indirectly, any shares of Common Stock.

Mr. Robert J. Kelly and Mr. William M. Shockley, each of whom are directors of the Company (with Mr. Kelly serving as Chairman of the Board), are both members of Tinicum Lantern II L.L.C., the general partner of each of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On November 18, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TransDigm Group Incorporated, a Delaware corporation (“Parent”), and Hook Acquisition Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement provides, among other things, that Purchaser will, upon the terms and subject to the conditions set forth therein, conduct a cash tender offer for all of the outstanding shares of Common Stock and then merge with and into the Company.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Purchaser will commence a tender offer (the “Offer”) no later than December 3, 2015 to acquire all outstanding shares of Common Stock at a purchase price of $19.61 per share (the “Offer Price”) in cash, without interest, less any required withholding taxes. The Merger Agreement further provides that, upon the terms and subject to the conditions set forth therein, following completion of the Offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as an indirect, wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote being required to consummate the Merger. In the Merger, each outstanding share of Common Stock (other than shares of Common Stock held by the Company, Parent, Purchaser or any wholly owned subsidiary of Parent or of the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, attached as Exhibit 99.1 hereto and a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015, which is incorporated herein by reference.

Tender and Support Agreement

On November 18, 2015, concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into a tender and support agreement (the “Support Agreement”) with the Reporting Persons, pursuant to which the Reporting Persons have agreed to tender all shares of Common Stock beneficially owned by them in the Offer and otherwise support the transactions contemplated by the Merger Agreement. The Support Agreement will terminate upon certain events, including (a) any termination of the Merger Agreement in accordance with its terms and (b) upon the board of directors of the Company withdrawing or adversely modifying, in accordance with the terms of the Merger Agreement, its recommendation that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer. In such case, any shares of Common Stock tendered by the Reporting Persons would be returned to the Reporting Persons.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, attached as Exhibit 99.2 hereto and a copy of which has been filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
99.1	Agreement and Plan of Merger, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc. and Breeze-Eastern Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and Breeze-Eastern Corporation has agreed to furnish supplementally a copy of any such omitted schedule or exhibit to the SEC upon request.)
99.2	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015

TINICUM CAPITAL PARTNERS II, L.P.

By: TINICUM LANTERN II L.L.C.

its General Partner

By: /s/ Terence M. O'Toole

       Name: Terence M. O'Toole

       Title: Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By: TINICUM LANTERN II L.L.C.

its General Partner

By: /s/ Terence M. O'Toole

       Name: Terence M. O'Toole

       Title: Co-Managing Member